UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Adecoagro S.A.

(Name of Subject Company)

Adecoagro S.A.

(Name of Person Filing Statement)

Common Stock, nominal value $1.50 per share

(Title of Class of Securities)

L00849106

(CUSIP Number of Class of Securities)

Manuela Lamellari

28, Boulevard F.W. Raiffeisen,

L - 2411 Luxembourg

Grand Duchy of Luxembourg

Tel: +352.2644.9494

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Maurice Blanco

James Dougherty

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Adecoagro S.A., a corporation organized under the form of a société anonyme under the laws of the Grand Duchy of Luxembourg (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2025 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Tether Investments S.A. de C.V., an El Salvador corporation (the “Purchaser”), disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser with the SEC on March 28, 2025, pursuant to which the Purchaser has offered to purchase up to 49,596,510 of the Company’s issued and outstanding common shares (the “Maximum Share Number”), nominal value $1.50 per share (“Shares”), representing, when added to the Shares already owned by the Purchaser, up to approximately 70% of the Company’s outstanding Shares, at a purchase price of $12.41 per Share, in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2025, as amended or supplemented from time to time, and in the related Letter of Transmittal, copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. You should read this Amendment together with the Schedule 14D-9, the Amendment No. 1 to Schedule 14D-9 and the other exhibits to the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new section before the heading “Forward-Looking Statements”:

“Expiration of the Offer

The Company has been informed of the following by Purchaser:

The Offer and related withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on April 24, 2025 (which is the minute following 11:59 p.m., New York City time, on such date), and the Offer was not extended. The depositary for the Offer, Computershare Trust Company, N.A. (the “Depositary”), has advised that, as of the Expiration Time, a total of 67,075,545 Shares had been validly tendered (and not validly withdrawn). As of the Expiration Time, the number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer satisfied the Minimum Condition.

Purchaser will accept for payment 49,596,510 Shares validly tendered (and not validly withdrawn) as promptly as practicable after the Expiration Time. Because such number of Shares tendered in the Offer is greater than the Maximum Share Number, before Purchaser can accept for payment Shares, a proration factor will need to be applied. Purchaser will accept for payment from each tendering shareholder a percentage (equal to the proration factor) of the number of Shares validly tendered (and not validly withdrawn) by such tendering shareholder (subject to rounding with respect to any resulting fractional Shares).

Purchaser has determined that the proration factor is approximately 73.9%.

Purchaser will cause the Depositary to pay, as promptly as practicable after the Acceptance Time (and in any event within one business day), for all Shares accepted for payment pursuant to the Offer, and to return to tendering shareholders, as promptly as possible, all Shares that (due to the proration factor), are not accepted for payment pursuant to the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Adecoagro S.A.

By:	/s/ Emilio Gnecco
Name: Emilio Gnecco Title: Chief Financial Officer

Dated: April 25, 2025